October 22, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1090

Re:          Plainfield Direct Inc.
File No. 814-00745
Filing of Single Insured Fidelity Bond Pursuant to Rule 17g-1

Ladies and Gentlemen:

On behalf of Plainfield Direct Inc. (the “Corporation”), a company that has elected to be treated as a business development company under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

1.	a copy of the resolutions of a majority of the board of directors who are not “interested persons” of the Corporation (as defined in the 1940 Act) approving the form and amount of single insured fidelity bond, attached as Exhibit A: and

2.	a copy of the Corporation’s single fidelity bond, attached hereto as Exhibit B.

The premium for the single insured fidelity bond has been paid for the period of May 31, 2009 through May 31, 2010.

If you have any questions regarding this filing, please contact me at 203.302.1743.

Very truly yours,

/s/ Edward J. McNamara
Edward J. McNamara
Secretary

Certificate of Secretary

The undersigned, Edward J. McNamara, Secretary of Plainfield Direct Inc., a Delaware corporation (the “Corporation”) does hereby certify that:

1.           This certificate is being delivered to the Securities and Exchange Commission (“SEC”) in connection with the filing of the Corporation’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2.           The undersigned is the duly elected, qualified and acting Secretary of the Corporation, and has custody of the Minutes of the meetings of the Board of Directors of the Corporation and is a proper officer to make this certification.

3.           Attached hereto as Exhibit A is a copy of the resolutions approved at the May 6, 2009 meeting of the Board of  Directors of the Corporation including a majority of the Directors who are not “interested persons” of the Corporation approving the form and amount of the Bond.

4.           Premiums have been paid for the period of May 31, 2009 through May 31, 2010.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 22nd day of October, 2009.

_

/s/ Edward J. McNamara
Edward J. McNamara
Secretary

EXHIBIT A

Minutes of the Board Meeting of
Plainfield Direct Inc.
Held May 6, 2009

RESOLVED, that the proposed form and amount of the Fidelity Bond considered at the Meeting be, and the same hereby are, approved after consideration of all factors deemed relevant by the Board of Directors and separately approved by vote of the Independent Directors, including, but not limited to, the amount of the bond, the expected value of the assets of the Fund to which any person covered under the bond may have access, the estimated amount of the premium for such bond as discussed at the Meeting, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, and the nature of the securities in the Fund’s portfolio;

RESOLVED, that each of the proper officers of the Fund be, and he or she hereby is, authorized and empowered in the name of the Fund and on its behalf to obtain the Fidelity Bond in substantially the form discussed at the Meeting and to effect any filing of the Fidelity Bond required pursuant to applicable law; and

RESOLVED, that all actions previously taken by or at the direction of any officer or director of the Fund in connection with obtaining the Fidelity Bond, including the extension of the Fund’s prior fidelity bond for a period of one month, are hereby adopted, ratified, confirmed and approved in all respects.

EXHIBIT B

Policy Number: BND0100151

NOTICE TO OUR INSURED AND THEIR AGENTS OF OUR CLAIM NOTIFICATION PROCEDURE

As part of our continuing effort to provide you with the best service available,
ALL CLAIMS, OCCURRENCES, INCIDENTS, LAWSUITS
under this policy are to be reported immediately to:

RLI Insurance Company
9025 N. Lindbergh Drive
Peoria, IL 61615

Phone: (800) 444-0406
Fax:    (866) 692-6796
new_claim@rlicorp.com

In the event you suffer an EMERGENCY LOSS during NON-BUSINESS hours (holidays, weekends, or 5:00 p.m. CST - 8:30 a.m. on normal business days), you may now call the special toll-free hot-line number to receive advice and assistance appropriate to your needs. The number is 1-800-621-5410. This number is to be utilized ONLY during NON-BUSINESS hours as set forth above and ONLY IN THE EVENT OF AN EMERGENCY!!

ALL LOSSES must be reported in the usual manner as well, to your AGENT.

Below is a "cut-out" card to keep in your wallet or with your business papers.

We pledge to continue upgrading our services to our valued policyholders.

Sincerely,

Donald J. Driscoll Vice Precident, Claims	CUT ALONG DOTTED LINE
Insured: Plainfield Direct Inc Inc. Policy No: BND0100151 EMERGENCY HOT-LINE PHONE CONTACT (Non-Business Hours) 1-800-621-5410 Keep this card with you or in a safe place for emergency use only.

RIL 2131R (08/07)

INVESTMENT COMPANY FIDELITY BOND
Policy No: BND0100151
RLI Insurance Company (Herein called Underwriter)
DECLARATIONS
Item 1. Named Insured: Plainfield Direct Inc.

and any entity in which you own more than 50% of the voting interest, and any entity you manage pursuant to a written agreement, and any entity in which you own 50% or less of the voting interest up to your ownership interest in that entity, and any welfare or pension benefit plan subject to the Employee Retirement Income Security Act of 1974(ERISA) sponsored and approved by you.

Principal Address: 100 West Putnam Avenue Greenwich, CT 06830

Item 2. Policy Period: from 12:01 a.m. on 05/31/2009 to 12:01 a.m. on 05/31/2010

(MONTH, DAY, YEAR)	(MONTH, DAY, YEAR)

Item 3. Limit of Liability:	$ 15,000,000	Per Loss

Provided, however that if specific limits, either greater or lesser, are inserted opposite any specified INSURING CLAUSE, such specific limits shall be applicable to such INSURING CLAUSES in lieu of, and not in addition to, such bond limit. If "NOT COVERED" is inserted below opposite any specified INSURING CLAUSE such INSURING CLAUSE and any other reference to such INSURING CLAUSE shall be deemed to be deleted from this bond.

INSURING AGREEMENTS	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. FIDELITY	$15,000,000	$250,000
2. AUDIT EXPENSE	$50,000	$5,000
3. ON PREMISES	$15,000,000	$250,000
4. IN TRANSIT	$15,000,000	$250,000
5. FORGERY or ALTERATION	$15,000,000	$250,000
6. SECURITIES	$15,000,000	$250,000
7. COUNTERFEIT CURRENCY	$15,000,000	$250,000
8. UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000
9. PHONE/ELECTRONIC TRANSACTIONS	$15,000,000	$250,000

Provided, that there shall be no deductible applicable to any loss under INSURING AGREEMENT 1. sustained by any Investment Company.

Item 4.  The liability of the Company is also subject to the terms of the following endorsements executed simultaneously here with: RIDERS

See Schedule of Applicable Forms & Endorsements/Riders

In witness whereof, the Company issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by the duly authorized representative of the Company

FIMF 100 (08/08)

RLI Insurance Company (the "Underwriter"), in consideration of an agreed premium and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this Bond, to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

1.      FIDELITY

Loss (including loss of Property) resulting directly from any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under INSURING AGREEMENT 2.

2.      AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

3.      ON PREMISES

Loss of Property (including damage thereto or destruction thereof) located or reasonably believed by the Insured to be located within the Insured's offices or premises, caused by Theft or by any Dishonest or Fraudulent Act or through Mysterious Disappearance, EXCLUDING loss covered under INSURING AGREEMENT 1. and loss resulting from fire, smoke or explosion.

4.      IN TRANSIT

Loss of Property (including damage thereto or destruction thereof) while the Property is in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), EXCLUDING loss covered under INSURING AGREEMENT 1. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

5.      FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on: (1) any bills of exchange, checks, drafts, or other written orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications (collectively, "Directions") to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which Directions purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (b) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent; PROVIDED, that the signature (except that of a financial or banking institution or a stockbroker) on any Direction shall have a Signature Guarantee, unless such Direction was:

i.
to effect any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or

ii.	to elect any dividend option available to Fund shareholders, or

iii.
to redeem Fund shares, where the proceeds of such redemption are to be payable to (a) the shareholder of record at the record address, or (b) a person officially designated to receive redemption proceeds at the address stated in the Official Designation, or (c) a bank account officially designated to receive redemption proceeds by mail or wire transfer.

This INSURING AGREEMENT 5. does not cover loss caused by Forgery or Alteration of Securities or loss covered under INSURING AGREEMENT 1. Any document referred to in clauses (l) or (3) above which authorizes, requests, acknowledges, or gives notice as to any matter described in clause (2) above shall be deemed to be a Direction.

FIMF 100 (08/08)

6. SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted for received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities: (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under INSURING AGREEMENT 1.

7.      COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted: (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.

8.      UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or withdrawals permitted from an account with the Fund as a consequence of:

1)	uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its application (as amended from time to time) for this Bond before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

9.      PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for each such Phone/Electronic Transaction:

(1)	Is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	Is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	Is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)
any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

FIMF 100 (08/08)

(3)
any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmissions) accompanied by a signature guarantee; or

(4)
any redemption shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmissions), or (c) by voice over the telephone or by Electronic Transmission at least (15) days prior to such redemption; or

(5)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This INSURING AGREEMENT does not cover loss under INSURING AGREEMENT 1. - FIDELITY.

GENERAL AGREEMENTS

A.      ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION OR MERGER-NOTICE

1.
Except as provided in Paragraph 2. below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.
If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within 60 days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.      WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application for this Bond or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.      COURT COSTS AND ATTORNEYS' FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured claiming that the Insured is liable for any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond; provided, however, that with respect to INSURING AGREEMENT 1. this indemnity shall apply only in the event that:

1)	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2)
in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election, the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

FIMF 100 (08/08)

If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this GENERAL AGREEMENT C.), or if a Deductible Amount is applicable, or both, the indemnity liability of the underwriter under this GENERAL AGREEMENT C. is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this GENERAL AGREEMENT C.) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the LIMIT OF LIABILITY for the applicable INSURING AGREEMENT.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.     DEFINITIONS

The following terms used in this Bond (including in all Riders hereto) shall have the meanings stated in this Section:

A.	Alteration means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	Computer System means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

C.	Counterfeit means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

D.
Deductible Amount means, with respect to any INSURING AGREEMENT, the amount set forth under the heading DEDUCTIBLE AMOUNT in Item 3. of the Declarations or in any Rider for such INSURING AGREEMENT, applicable to each Single Loss covered by such INSURING AGREEMENT.

E.	Depository means any "securities depository" in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

F.
Dishonest or Fraudulent Act means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

G.	Employee means:

1.	each officer, director, trustee, partner or employee of the Insured, and

2.
each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

3.	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

4.	each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

5.	each officer, director, trustee, partner or employee of

a.	an investment adviser,

b.	an underwriter (distributor),

FIMF 100 (08/08)

c.	a transfer agent or shareholder accounting record-keeper, or

d.	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, but only while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee provided, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting record keeper or administrator (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940), and

6.	each individual assigned, by contract or by any agency furnishing temporary personnel on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and
7.

each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

8.	each officer, partner or employee of

a)	any Depository or Exchange,

b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

9.
each director, trustee or partner of the Insured while engaged in handling funds of other property of any Employee Benefit Plan (as defined in Section 3 of the Employee Retirement Income Security Act of 1974) owned, controlled or operated by the Insured, and any individual trustee, manager, officer or employee of any such Plan.

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers or other agents under contract or representatives of the same general character shall not be considered Employees, except as provided in subsection (6).

H.	Exchange means any national securities exchange registered under the Securities Exchange Act of 1934.

I.
Forgery means the physical signing on a document of the name of another natural person with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

J.	Investment Company or Fund means an investment company registered under the Investment Company Act of 1940.

K.	Items of Deposit means one or more checks or drafts.

FIMF 100 (08/08)

L.	Limit of Liability means, with respect to any INSURING AGREEMENT, the limit of liability of the Underwriter for any Single Loss covered by such INSURING AGREEMENT 1. is set forth under the heading LIMIT OF LIABILITY in Item 3. of the Declarations or in any Rider for such INSURING AGREEMENT.

M.	Mysterious Disappearance means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

N.	Official Designation or Officially Designated means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

O.	Phone-Initiated Transaction means any redemption or exchange of securities issued by an Investment Company or other Insured any establishment of or change in the name or address of the holder of record of such securities, any establishment of or change in the bank account designated by a shareholder of an Investment Company or other Insured, or any other instruction request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed over the telephone, whether by voice or through an automated system.

P.	Property means the following tangible items: money, postage and revenue stamps, precious metals, securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity.

Q.	Securities means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

R.	Security Company means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

S.	Self Regulatory Organization means any association of investment advisers or securities dealers registered under the federal securities laws, or any exchange.

T.	Signature Guarantee means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any Exchange.

U.	Single Loss means:

1.	all loss resulting from any one actual or attempted Theft committed by one person, or

2.	all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

3.	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

4.	all expenses incurred with respect to any one audit or examination, or

5.	all loss caused by any one occurrence or event other than those specified in subsections 1. through 4. above.

All acts or omissions of one or more persons which directly or indirectly aid, or by failure to report or otherwise, permit the continuation of an act referred to in subsections 1. through 3. above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

FIMF 100 (08/08)

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

V.	Theft means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2.   EXCLUSIONS

THIS BOND DOES NOT COVER:

A.
Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs in transit, is otherwise covered under INSURING AGREEMENT 4., and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.
Loss in time of peace or war resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

C.	Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting as a member of the Board of Directors or any equivalent body of the Insured or any other entity.

D.
Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under INSURING AGREEMENT 1., 5. or 6.

E.	Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, investment companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under INSURING AGREEMENT 1., 5., or 6.

F.
Loss of Property while in the custody of any security company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such security company, and (2) insurance or indemnity of any kind carried by such security company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable limit of liability and deductible amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the insured because of a loss covered under this Bond, except when covered under INSURING AGREEMENT 8.

H.
Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of property aware from an office of the Insured as a result of a threat:

1)
to do bodily harm to any person, except loss of property in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

2)	to do damage to the premises or property of the Insured.

 unless such loss is otherwise covered under INSURING AGREEMENT 1.

J.	All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under INSURING AGREEMENT 2.

K.	Loss resulting from payments made or withdrawals from the account of a customer of the Insured or a shareholder or subscriber to shares of an investment company, involving funds erroneously credited to such account, unless such loss is otherwise covered under INSURING AGREEMENT 1.

FIMF 100 (08/08)

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.	Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an investment company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.	Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under INSURING AGREEMENT 1.

O.	Loss resulting from Phone-Initiated Transactions, unless such loss is otherwise covered under INSURING AGREEMENT 1. or 9.

P.	Loss resulting from any Dishonest or fraudulent Act or Theft committed by an Employee as defined in SECTION 1.G(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.	Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer Systems, unless such loss is otherwise covered under INSURING AGREEMENT 1.

SECTION 3.   ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

SECTION 4.     LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured, except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.

a)
As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

b)
The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

c)
The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four(24) months after the discovery of such loss or, in the case of legal proceedings to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in GENERAL AGREEMENT C. or to recover courts costs or attorney's fees paid in any such suit, twenty-four(24) months after the date of the final judgment in or settlement of such suit.

d)	If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

FIMF 100 (08/08)

Discovery hereunder occurs when the insured

1)	becomes aware of facts, or

2)
receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 5.   VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

1)
the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

2)
the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses 1) and 2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

3)
the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 6.   LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable LIMIT OF LIABILITY. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities, and in such case the Insured shall cooperate to effect such replacement.

To effect the replacement of lost securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable deductible amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such securities exceeds the applicable DEDUCTIBLE AMOUNT (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable deductible amount bears to the value of such securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter and under the terms and conditions of this Bond, subject to the applicable LIMIT OF LIABILITY.

SECTION 7.   SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable LIMIT OF LIABILITY hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable LIMIT OF LIABILITY hereunder plus the DEDUCTIBLE AMOUNT applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such LIMIT OF LIABILITY, and the remainder, if any, shall be paid first to the Insured to the extent of the portion of such loss within the DEDUCTIBLE AMOUNT. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

FIMF 100 (08/08)

SECTION 8.     NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the LIMIT OF LIABILITY for each INSURING AGREEMENT 6.
or each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable LIMIT OF LIABILITY irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 9.     MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any INSURING AGREEMENT under this Bond shall be the LIMIT OF LIABILITY applicable to such INSURING AGREEMENT, subject to the applicable DEDUCTIBLE AMOUNT and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one INSURING AGREEMENT. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable LIMIT OF LIABILITY under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 10.   OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable LIMIT OF LIABILITY of this Bond.

SECTION 11.   DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any INSURING AGREEMENT unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable DEDUCTIBLE AMOUNT; in such case the Underwriter shall be liable only for such excess, subject to the applicable LIMIT OF LIABILITY and the other terms of this Bond.

No deductible amount shall apply to any loss covered under INSURING AGREEMENT 1. sustained by any Investment Company named as an Insured.

SECTION 12.   TERMINATION

a)
The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds, to each Investment Company named as an Insured, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of termination specified in such notice.

b)
The Insured may terminate this bond only by written notice to the Underwriter and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of the termination specified in such notice; provided, that the Underwriter shall have given written notice of such termination to each Investment Company named as Insured hereunder not less than sixty (60) days prior to such effective date oftermination.

c)	Premiums are earned until the effective date of termination.

d)
The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

e)	This Bond shall terminate:

A.
as to any Employee as soon as any partner, officer or supervisory employee of the Insured, who is not in collusion with such Employee, learns that such Employee committed any Dishonest or Fraudulent Act(s) or Theft, but coverage shall not terminate with respect to property then in transit in the custody of such Employee, or

B.
as to any Employee by written notice to each Insured and to the Securities and Exchange Commission from the Underwriter of not less than sixty (60) days prior to the effective date of termination specified in such notice.

FIMF 100 (08/08)

SECTION 13.   RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any state of federal official or agency, or by any receiver or liquidator. Promptly after such termination, the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 14.   CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable LIMIT OF LIABILITY, the DEDUCTIBLE AMOUNT and the other terms of this Bond.

For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the systems equivalent to the interest the Insured then has in all certificates representing the same security included within the systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and the records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 15.   ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.
the total liability of the Underwriter hereunder for each Single Loss shall not exceed the LIMIT OF LIABILITY which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.
the Insured first named in Item 1. of the DECLARATIONS shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto,(2) a copy of each formal filing of a claim hereunder by another Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.
the Underwriter shall not be responsible or have any liability for the property application by the Insured first named in Item 1. of the DECLARATIONS of any payment made hereunder to the first named Insured,

D.
for the purposes of SECTIONS 4. and 12., knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond; and

F.	each named Insured shall constitute "the Insured" for all purposes of this bond.

FIMF 100 (08/08)

SECTION 16.   NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 17.   OWNERSHIP

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the DECLARATIONS.

SECTION 18.   CHANGE OR MODIFICATION

This Bond, which includes all Riders, may only be modified by written Rider forming apart hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by INSURING AGREEMENT 1., Fidelity, in a manner which does not benefit the Insured shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., to each Insured affected thereby, and to all lnvestment Companies named as Insureds herein.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

FIMF 100 (08/08)

Policy Number: BND0100151	RLI Insurance Company

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

Corporate Secretary	President & COO

Policy Number: BND0100151

THIS ENDORSEMENT/RIDER CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

APPLICABLE FORMS & ENDORSEMENTS/RIDERS

FORMS AND ENDORSEMENTS/RIDERS LISTED BELOW APPLY TO AND ARE MADE PART OF THIS POLICY AT TIME OF ISSUE.

ILF 0001 (01/01)	Signature Page
SR 6145b	ERISA Rider
FI 655	Cancellation Rider For Use With Investment Company Fidelity Bond
MF 6275	Knowledge Of Prior Dishonesty Rider For Use With Investment Co. Fidelity Bond
FI 628	OFAC Rider
MAN-FID 016	Unauthorized Signatures
MAN-FID 030	Amend Declarations Page Rider
MAN-FID 040	Stop Payment
MF 6222	Connecticut State Rider/Endorsement

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.

RIL 2150 (08/08)

RIDER

To be attached to and form part of Bond No. BND0100151 in favor of Plainfield Direct Inc..

It is agreed that:

1.
"Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2.
If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3.
In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained a loss covered thereunder.

4.
If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.

5.
The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

7.	This rider is effective as of 12:01 a.m. on 05/31/2009

Accepted:

ERISA RIDER
TO COMPLY WITH BONDING REGULATIONS MADE APPLICABLE TO THE
EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974.

NOTE: This rider should not be used for any insured exempted from the bonding provisions of the Act.

REVISED TO JUNE, 1990.
SR 6145b

AMENDED CANCELLATION RIDER

To be attached to and form part of Bond/Policy No. BND0100151 in favor of Plainfield Direct Inc..

It is agreed that:

SECTION 12. TERMINATION, paragraph (a), of the attached bond is hereby amended by deleting the words "sixty (60) days" and replacing them with the words "90 days."

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as above stated.

This rider shall become effective as of 12:01 a.m. on 05/31/2009.

CANCELLATION RIDER
FOR USE WITH INVESTMENT COMPANY
FIDELITY BOND

CREATED AUGUST, 2008

F1655

RIDER

To be attached to and form part of Bond/Policy No. BND0100151 in favor of Plainfield Direct Inc..

It is agreed that:

1.      The following is added to SECTION 2. EXCLUSIONS:

Loss resulting directly or indirectly from the Dishonest or Fraudulent Acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such person, knows, or knew at any time, of any Dishonest or Fraudulent Act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under INSURING AGREEMENT 1. FIDELITY, against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such person at the time such knowledge was obtained or to loss resulting directly from Dishonest or Fraudulent Acts occurring prior to the time such knowledge was obtained.

2.      This rider is effective as of 12:01 a.m. on 05/31/2009.

KNOWLEDGE OF PRIOR DISHONESTY RIDER
FOR USE WITH INVESTMENT COMPANY FIDELITY BOND.

REVISED JULY, 2008

                                                                                                   Contains copyrighted material of The Surety Association of America
MF6275

OFAC RIDER

To be attached to and form part of Bond/Policy No. BND0100151 in favor of Plainfield Direct Inc..

It is agreed that:

In consideration of the premium charged, it is hereby understood and agreed that payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction law or regulation, including, but not limited to, sanction laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC)

All other terms, conditions and exclusions remain unchanged.

This rider shall become effective as of 12:01 a.m. on 05/31/2009.

OFAC RIDER

FOR USE WITH ALL FINANCIAL INSTITUTION
BONDS AND THE CRIME PROTECTION POLICY

CREATED AUGUST, 2008

Fl 628

RIDER/ENDORSEMENT

To be attached to and form part of Bond/Policy No. BND0100151 in favor of Plainfield Direct Inc..

It is agreed that:

1.	The following from SECTION 4. LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS paragraph c) of the Bond is deleted:

"The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss"

and replaced with the following:

"Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of loss is filed with the Underwriter/Company or after the expiration of thirty-six (36) months from the discovery ofsuch loss".

2.
Part a) of SECTION 12. TERMINATION is deleted and replaced with the following:

If this bond/policy has been in effect for sixty (60) days or more, or if it is a renewal of a bond/policy the Underwriter/Company issued, the Underwriter/Company may cancel the bond/policy by  giving written otice:

(1)      Ten (10) days before the effective date of cancellation for one or more of the following reasons:

(a)	Non-payment of premium;

(b)	Conviction of a crime arising out of acts increasing the hazard insured against;

(c)	Discovery of fraud or material misrepresentation by the Insured in obtaining the policy or in perfecting any claim thereunder;

(d)	Discovery of any willfull or reckless act or omission by the Insured increasing the hazard insured against; or

(e)	A determination by the Commissioner that continuation of the bond/policy would violate or place the Underwriter/Company in violation ofthe law; or

(2)      Sixty (60) days before the effective date of cancellation for one or more of the following reasons:

(a)	Physical changes in the property which increase the hazard insured against;

(b)	A material increase in the hazard insured against; or

(c)	A substantial loss or reinsurance by the Underwriter/Company affecting this particular line of insurance.

3.
If the Underwriter/Company cancels this bond/policy,it will deliver or send by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing,written notice  of cancelation at the last mailing address known to the Underwriter/Company.

MF 6222

4.      The following is added as the final paragraph of the Section entitled "TERMINATION":

If the Underwriter/Company elects not to renew this bond/policy, it will mail or deliver to the Insured written notice of non-renewal, stating the reasons for non-renewal, at least sixty (60) days prior to the expiration of this bond/policy. The notice will be delivered or sent by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing to the Insured at the last mailing address known to the Underwriter/Company. If notice is mailed, proof of mailing will be sufficient proof of notice.

5.      This rider shall become effective as of 12:01 a.m. on 05/31/2009.

CONNECTICUT STATE RIDER/ENDORSEMENT
FOR USE WITH INVESTMENT COMPANY FIDELITY BOND FOR FINANCIAL
INSTITUTIONS TO COMPLY WITH CONNECTICUT STATUTES.

CREATED JULY, 2008

Contains copyrighted material of The Surety Association of America
MF 6222

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURES RIDER

To be attached to and form part of Policy/Bond No. BND0100151 issued by RLI Insurance Company in favor of Plainfield Direct, Inc.

It is agreed that:

1.	The attached bond is amended to include the following insuring agreement:
UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account. It shall be a condition precedent to the Insured's right of recovery under this coverage that the Insured shall have on file the signature of all persons who are signatories on such account.

2.	The Limit of Liability for this agreement is $50,000 subject to a $5,000 each and every loss deductible.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, limitations or agreements of the attached bond other than as above herein.

This rider shall become effective as of 12:01 a.m. on 5/31/09.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.
MAN-FID 016(03/09)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Amend Declarations Page Rider

To be attached to and form part of Policy/Bond No. BND0100151 issued by RLI Insurance Company in favor of Plainfield Direct, Inc.

It is agreed that:

Item 3. of the Declarations Page is amended to include:

INSURING AGREEMENTS	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
10. Stop Payment	$50,000	$5,000
11. Unauthorized Signatures	$50,000	$5,000

This rider shall become effective as of 12:01 a.m. on 05/31/2009.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED.
  MAN-FID-030 (05/09)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

STOP PAYMENT

To be attached to and form part of Policy/Bond No. BND0100151 issued by RLI Insurance Company in favor of

Plainfield Direct, Inc.

It is agreed that:

1.     In consideration of the premium included herein, this policy is extended to indemnify the Insured against any and all sums which the Insured shall become obligated to pay by reason of the Liability   imposed upon the Insured by law for damages:

(a) for having either complied with or failed to comply with any written notice of any depositor of the Insured or any Authorized Representative of such depositor to stop payment of any cheque or draft made or drawn by such depositor or any Authorized Representative of such depositor, or

(b) for having refused to pay any cheque or draft made or drawn by any depositor of the Insured or any Authorized Representative of such depositor.

Provided always that:

(1)	the Insured shall bear the first $5,000 for each and every loss.

(2)	the Underwriters Liability under this rider shall be limited to $50,000 for any one loss and in all during each policy year, subject to a N/A Annual Aggregate.

(3)	the term "Policy Year" as used in this Rider shall mean each period of twelve calendar months commencing the effective date of the attached bond.

2.     Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

This rider shall become effective as of 12:01 a.m. on 5/31/09                                                                                              .

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED

MAN-FID 040 (06/09)